EXHIBIT 99.1

PRESS RELEASE DATED MARCH 14, 2012

MILL CITY TO FOCUS ON WEST TIMMINS GOLD DISTRICT, ONTARIO
OPTION ON MOUNT HINTON TERMINATED

MARCH 14, 2012 – CALGARY, ALBERTA – MILL CITY GOLD CORP. (“Mill City” and/or the “Company”)(TSX-V: MC, OTCQB: MCYGF, FWB: NJ6) announced today that the Company has made a corporate decision to focus its ongoing mineral exploration efforts in the West Timmins Gold District, Ontario. As a result, the Company has elected to terminate its option agreement with Rockhaven Resources Ltd. (“Rockhaven”) relating to the Mount Hinton property, Yukon.  Rockhaven has also granted Mill City an option to purchase one half of Rockhaven’s share position over a two year period.

Mill City will continue to pursue the acquisition of other mineral exploration projects to maximize shareholder value.

For further information please contact James R. Brown at 403-640-0110 or visit the Company’s website at www.millcitygold.com

ON BEHALF OF THE BOARD OF DIRECTORS

“James R. Brown”

James R. Brown

Chairman, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.